UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

ZIPREALTY, INC.

(Name of Subject Company)

ZIPREALTY, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98974V 107

(CUSIP Number of Class of Securities)

Charles C. Baker

President and Chief Executive Officer

ZipRealty, Inc.

2000 Powell Street, Suite 300

Emeryville, CA 94608

(510) 735-2600

With copies to:

Brett Cooper

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

(415) 773-5700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ZipRealty, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Honeycomb Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Realogy Group LLC, a Delaware limited liability company (“Realogy”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $6.75 per Share, net to the seller thereof in cash, without interest (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Realogy and Purchaser with the SEC on July 16, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below and should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. Any page references in the information below are to pages in the Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph beginning on page 10 under the heading “Background and Reasons for the Recommendation – Background of the Offer and the Merger” with the following paragraph:

On September 12, 2013, Mr. Baker contacted Mr. Gorman to discuss whether Realogy would be interested in purchasing a block of shares representing approximately 20% of the Company’s outstanding shares from an unidentified stockholder, but noted that Realogy would be required to make a determination regarding such acquisition quickly enough so that a closing could occur within several days. The owner of the block of shares was Benchmark Capital Partners IV, L.P. (and certain of its affiliates), the Company’s largest stockholder and an entity in which Mr. Kagle, one of the Company’s directors, is a managing member. Realogy evaluated the opportunity in the short time frame provided but ultimately decided against the potential acquisition of shares, while indicating that it would be interested in similar opportunities in the future if given more time to consider the acquisition.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first full paragraph on page 11 under the heading “Background and Reasons for the Recommendation – Background of the Offer and the Merger” with the following paragraph:

On March 27, 2014, Mr. Baker visited Realogy’s offices in Madison, New Jersey and informed representatives from Realogy that the Company had been developing its Powered by Zip software for third party use. Mr. Smith then informed Mr. Baker that Realogy was interested in exploring a potential acquisition of the Company. Twelve of the twenty-one licensees of the Company’s Powered by Zip software are affiliated with Realogy; such Powered by Zip licenses used by affiliates of Realogy potentially could have been lost if the Company had been sold to a Realogy competitor.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the paragraph below under the heading “Background and Reasons for the Recommendation – Background of the Offer and the Merger” after the eighth paragraph on page 12:

In early June 2014, Realogy, as part of the due diligence process and to facilitate evaluation of potential synergies from a business combination with the Company, provided GCA Savvian a document listing existing employment positions within the Company, indicating the positions that Realogy was considering retaining and the positions that it was considering eliminating following its acquisition of the Company. One of the existing employment positions listed in this document as one that Realogy was considering retaining was the Company’s Chief Executive Officer. GCA Savvian provided this document to Mr. Baker.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fifth full paragraph on page 13 under the heading “Background and Reasons for the Recommendation – Background of the Offer and the Merger” with the following paragraph:

On June 17, 2014, the Company presented Party A with a proposed strategic alliance framework across Party A’s and the Company’s business as a potential alternative to a merger transaction, which Party A indicated it would review and respond to quickly. This framework sought to align various parts of the Company’s business with those of Party A and to leverage any resulting synergies. The framework did not lead to a formal proposal, nor did Party A submit an alternative proposal. Party A did not provide a reason for why it declined to submit a proposal.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third full paragraph on page 27 under the heading “Opinion of the Company’s Financial Advisor – Miscellaneous” with the following paragraph:

GCA Savvian, which in the United States is generally in the business of raising capital for private companies and advising companies on mergers and acquisitions, has acted as financial advisor to the Company Board in connection with the Offer and the Merger and its opinion and will receive an aggregate fee for its services of approximately $5.82 million. GCA Savvian received three months of monthly retainer fees of $25,000 during its engagement and a $500,000 fee was paid following delivery of the opinion, all of which will be credited against the aggregate fee payable to GCA Savvian. The remainder of the fee payable to GCA Savvian of approximately $5.25 million, which represents the substantial majority of the fees payable to GCA Savvian, is contingent upon the successful completion of the Offer. In addition, the Company has agreed to reimburse GCA Savvian’s expenses and indemnify it against certain liabilities arising out of its engagement.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph on page 36 under the heading “Additional Information—Certain Company Forecasts” with the following paragraph:

The Company is electing to summarize the Forecasts in this Schedule 14D-9 to provide holders of Shares access to certain nonpublic prospective information that was made available to the Company Board for purposes of considering and evaluating Realogy’s business combination proposal. The Forecasts were also provided to the Company’s financial advisor, GCA Savvian. See a description of GCA Savvian’s fairness opinion above in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor.” The Forecasts were prepared by the Company’s senior management, including Mr. Baker, in the middle of June 2014, and reflect lower estimates for 2014 than the estimates reflected in the Company’s earlier forecasts. Estimates for 2015, 2016, 2017 and 2018 remained unchanged. Other companies in the industry in which the Company operates, including Realogy, similarly revised their forecasts downward during this time. The Forecasts were not prepared with a view toward public disclosure, and inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any other recipient of this information considered, or now considers, them to be a reflection of possible outcomes or predictive of actual future results. The Forecasts were also provided to Realogy. The Forecasts were prepared based on information available as of June 2014 and were not updated or otherwise revised to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table on page 37 under the heading “Additional Information—Certain Company Forecasts— Forecasts” with the following table:

Forecasts

($ millions)	2014	2015	2016	2017	2018
Net transaction revenue – O&)	$66.3	$77.2	$86.7	$97.7	$109.7
Power by Zip net revenue	$1.9	$6.2	$12.6	$21.2	$34.1
Marketing & other revenue	$4.6	$4.9	$5.1	$5.4	$5.5

Total net revenue	$72.8	$88.3	$104.4	$124.3	$149.3
Adjusted EBITDA	($2.4)	$1.8	$10.1	$17.9	$30.1
Free cash flows	($4.0)	$0.9	$7.2	$14.4	$25.0

Item 8 of the Schedule 14D-9 is hereby supplemented by deleting all of the paragraphs beginning on page 37 that were added in Amendment Nos. 1 and 2 to the Schedule 14D-9 under the heading “Certain Litigation” and replacing them with the following new paragraphs:

Certain Litigation

On July 22, 2014, a putative class action lawsuit was filed by Veronica Masseo, on behalf of herself and all similarly situated ZipRealty stockholders, in the Superior Court of the State of California for the County of Alameda, captioned Masseo v. ZipRealty, Inc. et al., against ZipRealty, Realogy, Purchaser and members of the Company Board, challenging the proposed acquisition of the shares of ZipRealty by Realogy through Purchaser (the “Proposed Transaction”). The lawsuit claimed, among other things, that the members of the Company Board breached their fiduciary duties by allegedly failing to maximize stockholder value in connection with the Proposed Transaction, by agreeing to allegedly preclusive deal protection measures and by omitting allegedly material information from the Company’s Schedule 14D-9. The lawsuit further claimed that the Company, Realogy and Purchaser aided and abetted these alleged breaches of fiduciary duties. The lawsuit sought class certification, preliminary and permanent injunctions prohibiting the consummation of the Proposed Transaction, a declaration that members of the Company Board had breached their fiduciary duties, costs and disbursements and any other equitable relief the Court may have deemed just and proper. On July 30, 2014, the plaintiff filed a motion to voluntarily dismiss the lawsuit, which was granted by the court on the same day.

Also, on July 22, 2014, a putative class action lawsuit was filed by Fundamental Partners, on behalf of itself and all similarly situated ZipRealty stockholders, in the Superior Court of the State of California for the County of Alameda, captioned Fundamental Partners v. Baker et al., against the Company, Realogy Holdings Corp., Realogy, Purchaser and members of the Company Board, challenging the defendants’ actions in causing the Company to enter into the Merger Agreement and in omitting certain information from Schedule 14D-9 and Schedule TO. The lawsuit claims, among other things, that members of the Company Board breached their fiduciary duties by engaging in an allegedly unfair process for exploring strategic alternatives. In addition, the lawsuit claims that the Company and members of the Company Board breached their fiduciary duties by omitting allegedly material information from the Company’s Schedule 14D-9. The lawsuit also claims that Realogy Holdings Corp., Realogy and Purchaser breached their fiduciary duties by omitting allegedly material facts from Realogy and Purchaser’s Schedule TO. Finally, the lawsuit claims that the Company, Realogy Holdings Corp., Realogy and Purchaser aided and abetted the alleged breaches by members of the Company Board of their fiduciary duties. The lawsuit seeks class certification, a declaration that the defendants breached their fiduciary duties, an injunction prohibiting the consummation of the Merger Agreement until the trial is conducted or corrective disclosures are made, compensatory and/or rescissory damages, interest, attorney’s fees, expert’s fees and other costs and any other relief the Court may deem just and proper.

On July 25, 2014, a putative class action lawsuit was filed by Maryann Trezoik, on behalf of herself and all similarly situated stockholders of the Company, in the Court of Chancery of the State of Delaware, captioned Trezoik v. ZipRealty, Inc. et al., against the Company, Realogy Holdings Corp., Realogy, Purchaser and members of the Company Board, challenging the Proposed Transaction. The lawsuit claimed, among other things, that the members of the Company Board breached their fiduciary duties by allegedly failing to maximize stockholder value in connection with the Proposed Transaction, by engaging in a sale process that allegedly favored Realogy, by agreeing to allegedly preclusive deal protection measures and by omitting allegedly material information from the Company’s Schedule 14D-9. The lawsuit further claimed that the Company, Realogy Holdings Corp., Realogy and Purchaser aided and abetted these alleged breaches of fiduciary duties. The lawsuit sought, among other things, class certification, a declaration that the defendants had breached their fiduciary duties or aided and abetted such breaches, a declaration that the proposed transaction was unfair, unjust and inequitable, preliminary and permanent injunctions prohibiting the consummation of the proposed transaction at unfair or inequitable prices, rescission or rescissory damages in the event the proposed transaction is consummated, damages resulting from the alleged wrongdoing of the defendants, costs and disbursements and any other relief the Court may have deemed just and proper. The plaintiff filed a motion to voluntarily dismiss the lawsuit on August 7, 2014, which was granted by the court on August 8, 2014.

The outcome of any remaining matters cannot be predicted with any certainty. The Company believes that these actions have no merit and intends to defend vigorously against them.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZipRealty, Inc.

Dated: August 11, 2014	By:	/s/ Samantha Harnett
	Name:	Samantha Harnett
	Title:	General Counsel